EXHIBIT (a)(5)(B)

June 16, 2009

Dear Shareholders:

I am pleased to inform you that pursuant to the tender offer agreement entered into by and among Hurray! Holding Co., Ltd. (“Hurray”), Shanda Interactive Entertainment Limited (“Shanda”) and Shanda Music Group Limited, a wholly-owned subsidiary of Shanda (the “Purchaser”), on June 8, 2009 (the “Tender Offer Agreement”), the Purchaser has commenced a tender offer to purchase 1,155,045,300 of Hurray’s outstanding ordinary shares (the “Offer”), including ordinary shares represented by American Depositary Shares (“ADSs”), each representing 100 ordinary shares, at a price of US$0.04 per ordinary share or US$4.00 per ADS in cash, without interest and subject to any withholding taxes required by law.

The tender offer is scheduled to expire on July 15, 2009 at 12:01 a.m., New York City time, unless extended in accordance with the terms of the Tender Offer Agreement.

The board of directors of Hurray, after careful deliberation, unanimously (i) determined that the Tender Offer Agreement and the transactions contemplated thereby, including the Offer, are in the best interests of Hurray and its shareholders; (ii) approved, adopted and declared advisable the Tender Offer Agreement and the transactions contemplated thereby, including the Offer; and (iii) recommended that Hurray’s shareholders ACCEPT the Offer and tender their ordinary shares or ADSs pursuant to the Offer.

In arriving at its recommendation, the board of directors of Hurray gave careful consideration to the interests of Hurray’s shareholders and all other factors required or permitted by applicable law.  Those factors are discussed in the attached solicitation/recommendation statement on Schedule 14D-9.

Enclosed are the Purchaser’s offer to purchase, letter of transmittal to tender ordinary shares, letter of transmittal to tender ADSs and other related documents, which set forth the terms and conditions of the Offer.  We urge you to read carefully the Schedule 14D-9 and the enclosed materials in their entirety.

We greatly appreciate and thank you for the continued support and encouragement you have shown Hurray over the years.

Very truly yours,

By:	/s/ Songzuo Xiang
Songzuo Xiang
Chief Executive Officer